4601 Fairfax Drive N, Suite 600 | Arlington, VA 22203 +1 833 358 3623 fluenceenergy.com

May 24, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.
Washington, DC  20549-0213

Attn: Charles Eastman and Melissa Gilmore

Re:	Fluence Energy, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2022
Response dated April 6, 2023
File No. 1-40978

Dear Mr. Eastman and Ms. Gilmore:

We set forth below our response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated in its letter addressed to Fluence Energy, Inc., a Delaware corporation (“we,” “us,” “our,” or the “Company”), dated May 16, 2023.

For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended September 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 58

1.	We note your response to prior comment 1 regarding your adjustments for COVID-19 related expenses and the loss related to the Cargo Loss Incident. As these adjustments appear to be for normal, recurring operating expenses, please revise your presentation for all periods presented, in future filings, to exclude them from your non-GAAP financial measures.

Company Response: In future filings with the Commission, the Company undertakes to revise our presentation for all periods presented to exclude adjustments for COVID-19 related expenses and the loss related to the Cargo Loss Incident from our non-GAAP financial measures.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at 833-358-3623.

Sincerely,

/s/ Manavendra Sial

Manavendra Sial
Senior Vice President and Chief Financial Officer
Fluence Energy, Inc.

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